

November 25, 2011

<u>Via E-mail</u>
Joseph E. Teichman
General Counsel
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

**Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.
Registration Statement on Form S-11
Filed November 4, 2011
File No. 333-177753**

Dear Mr. Teichman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise to incorporate by reference your most recent quarterly report.

<u>Compensation Table, page 67</u>

<u>Status of Fees Paid and Deferred, page 77</u>

2.   Please revise the table of fees paid and deferred to reflect the payment of property management fees or advise.

<u>Estimated Use of Proceeds of the Initial Public Offering and This Follow-On Offering, page 78</u>

3.   You indicate that you are carrying forward $225 million of unsold securities and that effectiveness of your registration statement will terminate your IPO. As such, it is

unclear why you have based your use of proceeds fee disclosures on the maximum IPO of $510 million shares. Please revise here and in your Prospectus Summary on page 9 to clarify.

Distribution Reinvestment and Share Repurchase Programs, page 199

Share Repurchase Program, page 201

4.   Please revise to clarify how you determined that your redemptions were funded from the reinvestment plan and operating funds considering your cash flow from operations for the six months ended June 30, 2011 was negative.

Appendix A

Prior Performance Tables for Program Properties, page A-1

Table I, page A-3

5.   Please note that the purpose of this table is to illustrate the sponsor's track record in raising and applying offering proceeds. As such, please tell us how you determined it is appropriate to include the private placement of specific units to the sponsor and its affiliates in this table.

6.   Your inclusion of "proceeds from mortgage financings" in this table does not appear to contribute to the illustration of how offering proceeds were applied. The use of mortgage financings is already accounted for in the "percent leveraged" line item. Please revise this table so that the percentages reflect the application of the amount available for investment. If there is a difference between the amount available for investment and the total cost of acquisitions, please discuss how the monetary difference was utilized by Lightstone I.

Table III, page A-5

7.   You have disclosed that cash distributions to investors were fully sourced from operations for 2008 and 2009. Please tell us how you have determined the sources of Lightstone I's distributions based on their consolidated statements of cash flows. Also, the cash generated from operations of $204.3 million for 2010 does not appear consistent with the disclosure in Lightstone I's annual report. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Peter M. Fass
        Proskauer Rose LLP
        Via E-mail